Filed by DIRECTV
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a−6(b)
of the Securities Exchange Act of 1934

Subject Company: DIRECTV

Commission File No. for Registration Statement
on Form S-4 filed by AT&T Inc.: 333-197144

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EDITED TRANSCRIPT
DTV - Directv at Bank of America Merrill Lynch Media, Communications and Entertainment Conference

EVENT DATE/TIME: SEPTEMBER 16, 2014 / 08:35PM GMT

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SEPTEMBER 16, 2014 / 8:35PM GMT, DTV - Directv at Bank of America Merrill Lynch Media, Communications and Entertainment Conference

CORPORATE PARTICIPANTS

 Pat Doyle The DIRECTV Group, Inc. - EVP, CFO

CONFERENCE CALL PARTICIPANTS

 Ethan Lacey BofA Merrill Lynch - Analyst

 PRESENTATION

 Ethan Lacey - BofA Merrill Lynch - Analyst

 We're going to kick off here post-lunch with our first speaker. First of all, my name is Ethan Lacey. I am the specialty salesperson for telecom and media at Merrill Lynch, and very happy to welcome Pat Doyle, the CFO of DIRECTV. Pat, thanks for coming back. Sure happy to have you.

  Pat Doyle - The DIRECTV Group, Inc. - EVP, CFO

 Happy to be here. Great venue.

  Ethan Lacey - BofA Merrill Lynch - Analyst

 Yes, thank you. Appreciate it. So I guess maybe first we'll just kick off with general US business. Obviously, there's been a pretty significant wave of consolidation that's been going on in distribution over the last year. And with the AT&T deal, DIRECTV is certainly right at the heart of that consolidation and convergence. I think we just heard from Mike last week in terms of maybe some of his key milestones between now and deal approval. If you can perhaps give us a little bit of background on what you're doing in terms of the actual integration process, that would be phenomenal.

  Pat Doyle - The DIRECTV Group, Inc. - EVP, CFO

 Yes. So on the integration process, as you can imagine, you're fairly constrained during the pendency of a deal. I will tell you, AT&T, because of the deals -- they've done quite a few acquisitions -- they have a very rigorous process. It can be a little bit impeding in trying to do it fast. But their goal is, obviously, they want to be 100% compliant with the antitrust laws that don't allow you to go and start integrating ahead of time.

But I think the two teams have been meeting for almost 3 months now, formulating ideas, what's possible. I think now in the next couple of months, we'll probably start to move from the idea and planning phase into an agreement between the two parties on what can we realistically do between now and the close of the deal, what might be longer-term goals.

But I can tell you, just from my perspective -- I'm leading the integration process from the DIRECTV side -- the collaboration, the energy, the creativity, the innovation that are coming out of the two teams together, I've been really pleased. You would think that they had been working together for years. So they've really built up a strong rapport.

I think the other thing I can tell you is that both teams came up with synergy values, respectively, during the merger process. My guess is we'll do better than either party thought. I think as a team to get together, we're finding more and more opportunities to create value on putting two complementary businesses together.

  Ethan Lacey - BofA Merrill Lynch - Analyst

 Can we maybe just touch on the opportunities? And I think we all got a sense of this earlier today. John Stankey was here from AT&T, and he actually also touched on some of this and was very bullish on the combination. What are the most exciting opportunities when you think about the ultimate combination of the two assets?

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SEPTEMBER 16, 2014 / 8:35PM GMT, DTV - Directv at Bank of America Merrill Lynch Media, Communications and Entertainment Conference

  Pat Doyle - The DIRECTV Group, Inc. - EVP, CFO

 First, I'd probably start with mobile. For us and for them, if you get outside of their wireline footprint with 100 million customers, a small group of our 28 million households are also AT&T. So the whole idea of cross-selling both, that the homes that we have that don't have AT&T wireless, some type of proposition or offer to them that's compelling, that gets them to think about combining those.

Obviously, on the flip side, you have their mobile customers that aren't DIRECTV customers. The basic stuff is really one of the big reasons -- their broadband footprint, where we can have a better integrated bundle with a better experience. And obviously, they're committed to expand and add millions of more homes on fixed wireless broadband. So content was always going to be a big one, and that's there, and maybe even better than we thought.

But as the teams are getting in there and start thinking about the possibilities of these two companies coming together, I really do see an excitement of, hey, we could do a lot together that we couldn't do separately. So all good on the integration process.

  Ethan Lacey - BofA Merrill Lynch - Analyst

 Can we stick, and maybe with one of the key points, I think, of the combination was certainly the Sunday Ticket. Mike indicated last week, I believe, that he does expect a deal to be done or finalized with the league by the end of the year. So I'm going to leave the timeline aside for now.

And maybe if you could just update us on the Sunday Ticket itself -- what you've been doing, either on the technology side. I think there were some trials that you've been doing in colleges, campuses, particularly as it pertains to streaming. Are there any insights or directions in which maybe the Sunday Ticket is going that the market's not completely aware of yet?

  Pat Doyle - The DIRECTV Group, Inc. - EVP, CFO

 Yes. And I think it's early on that one. I would view the trials and testing that we're doing this year on, like you said, we're launching the Sunday Ticket in a select number of universities, trying to get a geographic distribution around the country. We're also starting to go after multi-dwelling units, which have always been one of the hard areas for us to penetrate with satellite.

And I think a lot of that came out of our discussions with the NFL about the future. And I think they really have pushed us to think more broadly and more aggressively on digital. And I think in talking to them, I think they were happy with this approach to it, is where we could hit customers that aren't your typical linear pay-TV customers, so we're not cannibalizing Sunday Ticket linear.

  Ethan Lacey - BofA Merrill Lynch - Analyst

 So perhaps an iteration of maybe what DISH is ultimately looking to do with OTT in terms of trying to target?

  Pat Doyle - The DIRECTV Group, Inc. - EVP, CFO

 Yes, exactly. We don't want to cannibalize linear TV or give somebody an ability to go get linear TV from somebody else and just add on there. College campuses, like we said, we see as a natural. And we'd also like to start to build our brand with that age group. And then, of course, apartments and multi-dwelling units are a great opportunity for us to pull additional revenue out of a segment that's not in our sweet spot.

  Ethan Lacey - BofA Merrill Lynch - Analyst

 So we touched on the digital and the OTT, perhaps their streaming component of it. We've seen duration of league rights certainly getting extended here recently. There's been a number of deals, whether it was CBS, NBC, or Fox, involving 9-year term. And historically, the Sunday Ticket was 4 or 5 years in structure. Has there been any either consideration, or maybe perhaps pressure on their end, for you to look at a longer sort of structure in terms of how you're reaching a deal with these --

  Pat Doyle - The DIRECTV Group, Inc. - EVP, CFO

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SEPTEMBER 16, 2014 / 8:35PM GMT, DTV - Directv at Bank of America Merrill Lynch Media, Communications and Entertainment Conference

 Yes. I don't want to get into the specifics of where we are on term, but I think that the discussions that we have, there's always a trade-off because, again, it's going back to my digital example, where is all this going? Do we want to commit to an 8- or a 10-year contract that pays a certain amount? Shorter means, obviously, you come up sooner to a renewal and a particular rate increase.

So I can tell you there was good dialogue on term between the two parties, so I think we reached a good ground on that. Like I said, until the contract is signed and announced, I don't want to get into it. But there are trade-offs of going long. It puts potentially more risk on us of what is the world going to look like 5 or 6 years from now, and does it still make sense for us to pay that kind of money for that product? So I think we ended up with a good balance between the two parties.

  Ethan Lacey - BofA Merrill Lynch - Analyst

 That's very helpful. And then maybe league rights will segue into content costs. Obviously, it's been very topical here for us today with a number of your distributor peers. When we think about the recent discussion on 2015, the double-digit content cost inflation, can you just perhaps maybe help us rank order what are the pressure points that are leading to that outlook for 2015? Is it retrans or sports first on that list, or is this a precursor to perhaps deals that have been yet to be renewed?

  Pat Doyle - The DIRECTV Group, Inc. - EVP, CFO

 Good question. And maybe let me back up a little bit, because I think Mike White last week first started talking about double-digit ACPU increases next year. I think we had given guidance of like 7% to 9% over the next 3 years or so of ACPU increases. We said that 2014 would be on the low end of that, closer to 7% than to 9%.

As it turned out, we're actually having a very good year on programming costs, relatively speaking, with the increase. Some of it's stuff like not carrying the Dodgers, which we had assumed in our 7-plus percent increase. We've also had some other negotiations that have been favorable. So if I were looking at it now, not only are we probably going to end up on maybe the low end of 7%, but we could be below 7%.

So part of what Mike probably didn't get into the details is part of that is having a very good year, either because we decided not to carry something or we had good negotiations. So we always thought 2015 was going to be a high year, more on the 9%. So some of this is just really a good year, maybe unusually low in the next few years compared to high.

  Ethan Lacey - BofA Merrill Lynch - Analyst

 Got it. So you're comping off a lower base.

  Pat Doyle - The DIRECTV Group, Inc. - EVP, CFO

 Yes. But if you look at it, I mean, point out a few things. For instance, SEC Network. We're able to carry it for 3 or 4 months this year, 12 next year. We're assuming, hey, look, we want to carry the Dodgers. We're assuming that we'll come to a rational conclusion, hopefully carry the Dodgers next year, where we didn't carry them this year.

And then, of course, we've got Disney negotiations, which we're going through. And yet we're coming off of a 10-year contract. So some of our rates will be adjusted upwards. So it's not really a change in that 7% to 9%. It's just that we always thought 2015 was going to be more like 9%; now it could be double digits, but mainly because we're coming off of a much lower base in 2014 than we had anticipated.

 Ethan Lacey - BofA Merrill Lynch - Analyst

 Okay. Let's stick with the Dodgers for a second.

  Pat Doyle - The DIRECTV Group, Inc. - EVP, CFO

 All right.

  Ethan Lacey - BofA Merrill Lynch - Analyst

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SEPTEMBER 16, 2014 / 8:35PM GMT, DTV - Directv at Bank of America Merrill Lynch Media, Communications and Entertainment Conference

 So you'll be carrying them next year -- perhaps. Certainly, we had them here earlier today. They did talk about the fact that they offered the rights up for arbitration, were a little bit disappointed that no one accepted them in terms of that offer. Can you just talk about what your thinking was through that process? Maybe the answer is in the question. I think you guys did say you saw very little churn, not having the Dodgers. But what are the thoughts if you do pick them back up?

  Pat Doyle - The DIRECTV Group, Inc. - EVP, CFO

 I think that -- look. We continued to have offers and counter-offers with the Dodgers. They reached the point where they wouldn't budge. The difficult thing in that process, looking at it from a Time Warner Cable standpoint, is we have a lot of good set-top box data. As we get more and more customers connected to broadband, we get viewing habits. So we knew, going in, that we had a very low percentage of our customers that on any given day were watching Dodgers the year before. And then we looked at the rates, which, again, were going to be peanut butter spread across our entire base in LA, which is our largest market. We could see that it didn't make economic sense for us to do that.

 Ethan Lacey - BofA Merrill Lynch - Analyst

 So was this more about holding the line in the sand on RSN costs, or is it more about how LA's somewhat of an idiosyncratic market when it comes to the quality of the fan base, or however you want to say it?

 Pat Doyle - The DIRECTV Group, Inc. - EVP, CFO

 No, again, look. To me, it's all about at certain rates, we want to carry the Dodgers. We're an LA-based company, and we're a distributor, so we want to distribute content that our consumers want. But we have to be mindful, particularly in 7% to 10% programming cost increases, that we just can't keep adding on uneconomical costs that our subscribers don't really care for. And if anything, our modeling turned out and our assumptions turned out to be even probably aggressive. And the churn we had was even below the estimates we had based on the viewership that we had and how many hours a month were people watching it.

So as I said, we want to carry the Dodgers, but it's got to be at realistic economic terms that really sync up with the viewership and the demand for the Dodgers network.

 Ethan Lacey - BofA Merrill Lynch - Analyst

 Sticking with the health of the RSN market, when you look at other cities, how is the economics of it? Does it feel rational to you? Is LA unique in that regard?

 Pat Doyle - The DIRECTV Group, Inc. - EVP, CFO

 It's unique in that we now have two one-sport RSNs, and those are the most difficult. For us, when you're asking us to pay per subscriber per month, if you've got a baseball sport and a hockey sport, or baseball and a basketball -- if you've got a two-sport RSN, at least we're paying for something that really has year-round viewership.

I think the difficulty here was both Lakers and Dodgers set a new standard for the price paid for those rights. And then as a one-sport RSN, which means for half the year -- you're basically paying for a full year for 6 months of live games. So it makes it even more difficult to justify when you've got an off-season like that.

 Ethan Lacey - BofA Merrill Lynch - Analyst

 Sure. Maybe we'll leave it there and move to some of the competitive dynamics. Again, this has been somewhat topical today, but I believe you highlighted -- maybe it was Time Warner Cable or Charter -- but some of the promotional activity that you witnessed in 3Q. Is it fair to say at this point that the net flow share, I guess, as it were, has been more towards the cable providers versus fiber recently?

 Pat Doyle - The DIRECTV Group, Inc. - EVP, CFO

 No. I think we've really seen the promotional offers, discounting, cash back -- it's really been really across the board. Plus I think in the third quarter, we're seeing some heavy advertising, people like DISH with heavy advertisement, U-verse. You'll see in the LA area a lot of that.

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SEPTEMBER 16, 2014 / 8:35PM GMT, DTV - Directv at Bank of America Merrill Lynch Media, Communications and Entertainment Conference

  Ethan Lacey - BofA Merrill Lynch - Analyst

 The DISH sports package or -- ?

 Pat Doyle - The DIRECTV Group, Inc. - EVP, CFO

 Just DISH with the Hopper. We've just seen them more active out in the market, and really, all of our competitors. So I wouldn't say -- if you looked at how we pick up share or where we pick it up, we still do well against cable, the telcos, which are growing. Obviously, they're taking share. And then with DISH, there's a back and a forth, but we tend to do well against DISH on an ongoing basis. So no, I wouldn't say it was necessarily a share shift to cable.

 Ethan Lacey - BofA Merrill Lynch - Analyst

 How do you, and obviously, DIRECTV has this long history of doing phenomenally well with blocking and tackling as it pertains to the general subscriber battle in the trenches. When you think about going forward, or at least between now and deal close, what steps or what is the approach you're going to take in terms of ensuring that you continue to get subscriber momentum?

 Pat Doyle - The DIRECTV Group, Inc. - EVP, CFO

 I think there's probably two parts of it. I think I mentioned on our earnings call, on the flip side, our technology and our systems and the data we put into our systems are also getting us better at learning who not to bring on the platform. And that's always very difficult, because you have very little information at point of sale other than maybe a -- and we have a customized credit score. So we're getting a lot better with data that would tell us that the offer to a particular segment who may tend to move a lot --

 Ethan Lacey - BofA Merrill Lynch - Analyst

 The lower lifetime value subs return.

 Pat Doyle - The DIRECTV Group, Inc. - EVP, CFO

 Yes. So partly, what I mentioned is we made some changes to eliminate a segment. And you're always trying to do this -- can I find a segment with more of a scalpel than a shotgun? And we found some segments that we could target and just eliminate people that weren't really creating value for us. So there's that side of it is, if we can do that, of just not bringing on people that aren't value creative, we want to do that.

On the flip side, again, we'll continue to be -- to protect our territories, we'll continue to be aggressive in targeted offers. Because we can change our offers across the country, depending on the competition, and shift dollars. We're also getting much better on the retention side, of when people call in, who do you really want to treat and make an offer to, to stay versus the kind of thing, okay, well, this person, maybe just resell the service, but we really don't want to go spend more on this person.

And we've got a technology that we've put in in the last couple of years that really gives the agent -- the agent doesn't have to guess anymore or toggle around. There's an algorithm behind that really presents the agent -- we already know about this customer. You don't have to go figure out if this is a customer worth saving or not. We'll present an offer to you or a series of offers that really has made it much more scientific, and there's still judgment; there always will be. But it's taken a lot more of the judgment and made it a lot more of a scientific presentation to the customer of trying to save them.

 Ethan Lacey - BofA Merrill Lynch - Analyst

 Great, helpful. And then I guess we've already touched on, well, two topics -- A, renewals of existing deals. You mentioned Disney, so I'm going to maybe, A, ask if there's any update in terms of your renewals. And then I guess secondly, we talked about OTT offers. Not only does DISH have one coming up in terms of a potential launch in the deal they struck with Disney, but we had Viacom making an announcement with Sony last week.

Is the NFL Sunday Ticket and streaming enough for DIRECTV, or do you see something of a similar nature in your quiver of product categories?

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SEPTEMBER 16, 2014 / 8:35PM GMT, DTV - Directv at Bank of America Merrill Lynch Media, Communications and Entertainment Conference

 Pat Doyle - The DIRECTV Group, Inc. - EVP, CFO

 I think, first of all, on the Disney negotiations, I think those are -- we've been several months into it. We have a good relationship with Disney. So I'm certainly hopeful that we'll wrap that up and can reach terms that are acceptable with both sides to get that deal wrapped up.

 Ethan Lacey - BofA Merrill Lynch - Analyst

 But could it possibly include a streaming service?

 Pat Doyle - The DIRECTV Group, Inc. - EVP, CFO

 Yes, it could. We're having a discussion with them there. I think the issue there, which I would say generally about OTT or the Viacom, is the more we saw from Disney the type of service that they were talking about with DISH, for me, I'm skeptical that you can actually, with the constraints put on there, you can go out and get content, but limited, right, and really address -- because if you're trying to address, let's say, a Millennial that isn't going to go get linear TV or somebody that's moved away and cut the cord and is comfortable not having all the live TV, well, they're looking for something very specific.

And what I'm afraid of is that as you go talk to the content owners and they say, "Oh, okay, well, yeah, I'll let you launch this service, but I want my eight most popular channels in there." And this content owner wants their five. Then you're back to a $50 or $60 streaming package that's just -- I'm not sure that's answering the bell for anybody. And so we'll see.

We'll continue to pursue those dialogues. But you certainly need help from the content owners. If we're really trying to address, let's say it's a Millennial, let's work together to address the Millennial instead of just the whole kitchen sink going back into these services. It will be interesting to see, assuming DISH launches it, what kind of package. But what I'm afraid of is it's going to end up with more content in there than it should, and it's going to have to be a price point, then, to make sense for them. That doesn't really answer what the Millennials or cord-cutters are looking for.

Now we have, as I think Mike mentioned last week, one of the things that we're doing, we're building the infrastructure for a Hispanic OTT product. We thought this was a good way -- I mean, you can collect a fair amount of good Hispanic programming, and the Hispanic population as a whole is very comfortable with viewing content through streaming around the Web.

So that will give us the infrastructure; it will give us our first foray into this. So we'll get a lot of learnings out of this, but we're definitely going in with saying, okay, if we're going to build the infrastructure, then it could go to a more general market or sports. So we definitely want to be there. I think we're just a little bit cautious on -- it's all going to get back to content rights, what you can show, what you may be forced to show that you don't, and can you really build a package that is attractive to this segment we're trying to address?

 Ethan Lacey - BofA Merrill Lynch - Analyst

 And it's interesting. There was another recent commentary that caught me off-guard a little bit, at least. I think multi-dwelling units have been a target growth area for DIRECTV that you've highlighted for a number of years. And I found it interesting that maybe this is a part of some of your recent screening that you've been doing, but that the churn rates were higher for that. Can you just -- is it now not the LTV or the lifetime value target that it used to be? Has there been a pivot there or a shift?

 Pat Doyle - The DIRECTV Group, Inc. - EVP, CFO

 I think you have to break it into two groups. So we have been targeting, and we're still very bullish, on what I would call the AB apartment building. And what we're looking for there is we want to wire those buildings so that we can sell our product throughout that dwelling unit. And our technology has continued to improve where it's a much lower cost for us to come into an A or a B apartment building and wire it for DIRECTV.

The flip side is what we see, and again, some of this gets back to technology upgrades, the system, and data. We're finding that there's certain segments, particularly what we call dish-on-balcony. So the unit's not wired, but the person has a southern exposure. That's the one that's still very difficult for us, because it's basically a full sack. You know, it's a truck roll and installation with a dish. And that population, not surprisingly, tends to move a lot.

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SEPTEMBER 16, 2014 / 8:35PM GMT, DTV - Directv at Bank of America Merrill Lynch Media, Communications and Entertainment Conference

And there's a certain segment of that, and that's back to what I was telling you on some of our LTVs, we're now able to identify that this customer that's calling us is going to be a dish-on-balcony because the system's already recognizing it as a multi-dwelling unit. We may even have experienced that apartment unit facing the south or north, so we don't even roll a truck. And then with certain cohorts, we'll present them with not our top offer in order to cut our sack and make it profitable.

So there's two pieces to it. We haven't lost interest in multi-dwelling units, but ones that we can wire every unit in there. And then on the flip side, we're trying to make sure we carve off these low- or negative-value customers that are coming in under a less desirable avenue with a dish on their balcony.

 Ethan Lacey - BofA Merrill Lynch - Analyst

 Okay, that's helpful. And then I guess certainly this conference, advertising has been, as always, a big focus of topic, not necessarily all positive this year in terms of some of the commentary. But that's certainly not the case for you. Advance advertising has been a huge driver for you guys, and I think you almost doubled your ad numbers in 2Q, on track to grow something like 70% this year. Can you just talk about as you continue to push forward with that product, and I think you're doing JVs with DISH as well now in that regard, what has your experience been consistently, in terms of the willingness of advertisers to embrace your -- ?

 Pat Doyle - The DIRECTV Group, Inc. - EVP, CFO

 The feedback's been great, and as you know, this is what advertisers have been looking for forever, is how do I know if I'm getting a return on my advertising? And now we can actually help them, obviously, very specifically target somebody that's responded that they're going to be in the market for a new car or truck in the next 12 months, or they've got pets in the home. So we feel really good about it, because of those that have done the targeted addressable advertising, we've had about 80% renewal rate, where they come back to us and do it again which, obviously, is like the best endorsement that you can get.

So we feel like we're still -- we're well into this, but we still feel like this is just beginning and we could really grow this. We can demonstrate to more advertisers that this gets them a better payback than some of their other alternatives. And then we're getting a lot of new advertisers. In addition to those that are renewing with us, we're getting a lot of business from those people that we haven't seen before that are interested in understanding, again, do they get a better return through this process?

On DISH, we've formed a joint venture to really attack the political advertising.

 Ethan Lacey - BofA Merrill Lynch - Analyst

 That was going to be my next question.

 Pat Doyle - The DIRECTV Group, Inc. - EVP, CFO

 Yes. And again, this is our first -- with a big election season coming up this fall, so we're just getting started. But our political advertising was very small, just because it was generally viewed as being, having to be local, having to be at the state level. And now with addressable, particularly at a state level, now we're an active player for those dollars.

 Ethan Lacey - BofA Merrill Lynch - Analyst

 What are you seeing so far?

 Pat Doyle - The DIRECTV Group, Inc. - EVP, CFO

 Again, we're seeing an exponential change, but off of a very low base. So I think the secret will be, which we want to do, is just keep this momentum going, be a player. When people think about political advertising, that they think about us.

 Ethan Lacey - BofA Merrill Lynch - Analyst

 How much political was in your 4Q the last midterm, if you can -- is there any --

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SEPTEMBER 16, 2014 / 8:35PM GMT, DTV - Directv at Bank of America Merrill Lynch Media, Communications and Entertainment Conference

 Pat Doyle - The DIRECTV Group, Inc. - EVP, CFO

 From before, yes, it would be minuscule. And now, look, we're call it $10 million to $20 million of political advertising this year, which in the total spectrum of all of ours is not big. But it's basically starting from zero. And so we think, with DISH and us combined and using our combined subscriber bases, that we really have an attractive proposition to those that are -- particularly in big-spend election seasons like this one and 2016.

 Ethan Lacey - BofA Merrill Lynch - Analyst

 Great. And then certainly Latin America. We have to touch on that, as always. It's been a phenomenal source of growth for you. We had a big World Cup quarter that just passed. I think you did something like $900,000 in adds or something of that nature. You didn't tweak guide, though, if I'm correct. Can you just -- what are you seeing in the third quarter? Was there any reason to not change the guide on the back of that?

 Pat Doyle - The DIRECTV Group, Inc. - EVP, CFO

 I think the reason that we were talking about $1 million net for the year, and through three quarters, we were at $900,000. I think our decision there was the second quarter turned out to be much, much stronger with the World Cup than we had anticipated. We always look for the third quarter to be that churn, particularly for prepaid that aren't on a commitment that can roll on and roll off. So I think our view was while we ended up with a much stronger second quarter, there was a much bigger draw.

And interestingly, it came very late. We didn't really see a big run-up in May. It was almost as you got into June and 2 weeks before the first game, where we really saw an explosion of gross adds and prepaid customers recharging.

So on the flip side, now we expect that as we manage through the third quarter, where we've got a lot of things in place, but by nature, you're going to lose a bunch of prepaid customers who came on just to watch the games and will drop off. So we'll see. The third quarter will be a tough churn quarter just because the second quarter was so strong. Nothing unusual about the third quarter other than you've got this big wave of customers coming in. Fourth quarter, then, I think we look to get back to a more normal gross add and churn quarter.

 Ethan Lacey - BofA Merrill Lynch - Analyst

 Understood. And just broadly thinking, since we've been talking so much about programming costs, obviously, it's never been a big issue in Latin America the way it necessarily is in the US. So when you think about your growth opportunities, what are the biggest risks to growth at this point?

 Pat Doyle - The DIRECTV Group, Inc. - EVP, CFO

 I probably would always go to the macro environment. When I look at our scale, our advantages on quality, on HD, on being able to take the US technology, whether it's Genie or whatever product that we have launched in the US that Bruce Churchill and his team can use down there, nobody can match our scale and our technology and our customer service as ranked, not just in our industry, but particularly in Brazil, as one of the top-quality companies.

So I feel really good about our competitive position. So it gets back to political, FX. When you look at Venezuela, which we've dealt with for years and years, and it's not clear there's a resolution there any time soon on the economy. Argentina, again, got elections coming up. But they're struggling.

So I feel really good about everything else -- low pay-TV penetration, young workforce that will have a demand for our product. Everything is set up for us to grow well. It's the macroeconomic is probably the thing that would keep us constrained, if there was a constraint.

 Ethan Lacey - BofA Merrill Lynch - Analyst

 Can we talk about M&A a little bit? In Latin America, obviously, there's strategic shifts that have been in the headlines, not only in Mexico, but in Brazil. It feels like almost every week, and based on the commentary from at least AT&T today, it definitely seems that you and AT&T as a combined entity are going to be certainly a force or going to play a role in that market.

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SEPTEMBER 16, 2014 / 8:35PM GMT, DTV - Directv at Bank of America Merrill Lynch Media, Communications and Entertainment Conference

When you think about some of the markets like Brazil or Mexico, what do you view as -- is it wireless or is it a wireline business that makes more sense for you in terms of combinations? Obviously, there's a GVT history that you passed on once upon a time in Brazil.

 Pat Doyle - The DIRECTV Group, Inc. - EVP, CFO

 First, I think AT&T is happy that we were aggressive on the spectrum in Argentina and Brazil, Colombia, and then our build-out plans. And they, obviously, are network experts. And the fact that they're now committed to do a fixed wireless loop in the states, I think they see a lot of value the parties can bring to each other. We may get some learnings ahead of the US. And obviously, they consider themselves the network experts so that they can bring some value to us.

But yes, I think I've heard the same comments publicly from Randall and John Stankey, that I think they're going to be very open to opportunities in Latin America. They've got the size and the capital that they could spend that may be hard for us to justify in our business alone.

But I think we give them a great base. We've got a management team. We've got scale in a lot of our countries already. So it's not like if they decided to go into Latin America, this is like one venture in a particular country. We've got that base for them to leverage off of. So I've heard the same comments from the AT&T team, that they're very excited about what might come out of Latin America and that we've got such a great scale down there already.

 Ethan Lacey - BofA Merrill Lynch - Analyst

 Sure. Maybe that's a good point to open it up to Q&A from the audience, if you'd just wait for the mike to come around.

 QUESTION AND ANSWER

Unidentified Audience Member

 I had a question on your comments around patrol over-the-top offerings that are (inaudible) MPVTs. You said it's looking, it's becoming a package to address Millennials or something with that age cohort. But if you look at pricing in this industry for at least video, there has been real pricing, but less than what we see for a college education or less than we see for rent, probably just slightly ahead of real pricing in beer.

So in the past, we haven't really had these problems where we have to come up with a new package or a new solution for that younger age group. So what is different or what is the actual consumer need that's being, trying to be addressed here? And is there a product for that need, in your mind, that would be additive versus cannibalistic to the industry?

 Pat Doyle - The DIRECTV Group, Inc. - EVP, CFO

 That's a good question. Because I think we have a lot of debates internally about this, and unfortunately, we don't have enough history. But I'm a believer that if you look at the Millennials, they've grown up with being able to access everything they want through the Internet. And where they can't get it, it becomes a social thing where they'll go to a bar to watch a game, a football or a baseball game or whatever it is.

We definitely see a transition that, as the Millennials get older, get married, have families, that doesn't work anymore. And I've seen a couple of studies on that. There is a transition. So whether or not this is just an 18-to-28 kind of phenomenon that they can get away with not having live TV or live sports in the home, so I think it's that.

They've grown up being used to just getting whatever they want, whether it's music or video, immediately, without a cost or a very low cost. And so they're willing to -- as we call it, the good-enough TV -- they're willing to go, okay, I'll get Hulu for $8.00 and I'll get Netflix for $8.00, and then anything that's live becomes a social event that I'll go outside for.

But like I said, I think there's a transition. I think that that can't last as a person potentially gets married and has a family. That doesn't work real well in that environment. So I think there's a cultural thing where they just grew up with being able to access what they want over the years, whether it was legally obtained or not. But that is how they grew up. So it's hard to separate them from now saying, go pay $80 or $90 a month for video.

And that's just part of the other thing I mentioned. When we talk about NFL Sunday Ticket to universities, the other thing we'd like to do is get our brand in there, so when they leave college, they go, "Oh, yes, DIRECTV was great. I had Sunday Ticket." They already start to build a brand association with us.

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SEPTEMBER 16, 2014 / 8:35PM GMT, DTV - Directv at Bank of America Merrill Lynch Media, Communications and Entertainment Conference

But like I said, I'm a believer that this is a transition period. I have some of my colleagues that think it's more of a long-term issue that has to be dealt with. But I've always said, look, good content's not cheap to produce, so there's definitely a trade-off there.

Unidentified Audience Member

 Yes, but then just to go back to the question, can you imagine a product, a virtual MPVT product that addresses that need that has a business model to it that's additive to the industry?

 Pat Doyle - The DIRECTV Group, Inc. - EVP, CFO

 No. That's what I'm saying, is I think the more you -- the devil's in the detail. I don't see it.

 Ethan Lacey - BofA Merrill Lynch - Analyst

 I think we have time for one more, maybe. David?

Unidentified Audience Member

 One thought. There was some discussion about the Viacom-Comcast case. And I'm just curious, as you sit there, at that as it wends its way through the courts, do you think that that's going to have an impact at any point in here?

 Pat Doyle - The DIRECTV Group, Inc. - EVP, CFO

 On which one?

Unidentified Audience Member

 The Cablevision-Viacom. The lawsuit in New York.

 Pat Doyle - The DIRECTV Group, Inc. - EVP, CFO

 I'm probably not the right one on that one. My guess is I don't think it's going to be successful, but that's more from what I hear from my attorneys who can better evaluate those kind of arguments.

Ethan Lacey - BofA Merrill Lynch - Analyst

 That's great. I think that's -- okay, one last one. Go ahead, Mauricio.

Unidentified Audience Member

 Thank you. Just on Brazil, with or without AT&T, would it make sense for DIRECTV or SKY Brasil to go after the upcoming 700 megahertz spectrum auction? And if not, would it make sense, to Ethan's question on growth opportunities, to go after established wireless carriers such as TIM Brasil? Thank you.

 Pat Doyle - The DIRECTV Group, Inc. - EVP, CFO

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 SEPTEMBER 16, 2014 / 8:35PM GMT, DTV - Directv at Bank of America Merrill Lynch Media,

 Communications and Entertainment Conference

 Yes. I think that we will look at -- and we have -- every time that there is a spectrum auction, we will look at those auctions and how it fits into our current spectrum and whether it makes sense for our build-out plans. So I don't think there will ever be an auction where we're not at least doing the analytical work to see if it makes sense for us.

I think on something like a TIM, like I said, it's something that would be difficult for us to go after, but after an AT&T-DIRECTV combination, I think you'll probably see AT&T becoming, at least looking at all of those opportunities.

 Ethan Lacey - BofA Merrill Lynch - Analyst

 That's great. We'll have to wrap it there. Pat, thank you so much.

 Pat Doyle - The DIRECTV Group, Inc. - EVP, CFO

 Sure, happy to do it. Thank you.

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between DIRECTV and AT&T, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of DIRECTV and AT&T and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in DIRECTV’s and AT&T’s filings with the Securities and Exchange Commission. Neither DIRECTV nor AT&T is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

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 SEPTEMBER 16, 2014 / 8:35PM GMT, DTV - Directv at Bank of America Merrill Lynch Media,

 Communications and Entertainment Conference

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed merger between DIRECTV and AT&T.  In connection with the proposed merger, AT&T filed a proxy statement/prospectus on August 21, 2014 with the Securities and Exchange Commission (“SEC”).  The proxy statement/prospectus was declared effective by the SEC on August 21, 2014.  STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about DIRECTV and AT&T, without charge, at the SEC’s website, http://www.sec.gov.  Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV’s website at http://www.directv.com.  Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s website at http://www.att.com.

Participants in Solicitation

DIRECTV and its directors and executive officers, and AT&T and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus filed on August 21, 2014 regarding the proposed merger.

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